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SEC FILE NUMBER

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/23 (MM/DD/YY) AND ENDING 12/31/23 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: HCFP/CAPITAL MARKETS LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

733 Third Avenue, 16th Floor
(No. and Street)

New York	NY	10017
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Marie Katz	(917)733-6503	mkatz@compliance-risk.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Liebman, Goldberg & Hymowitz, LLC
(Name – if individual, state last, first, and middle name)

595 Stewart Avenue - Suite 420	Garden City	NY	11530
(Address)	(City)	(State)	(Zip Code)

11/25/2003	473
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Seth Moskowitz, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of HCFP/CAPITAL MARKETS LLC, as of 12/31, 2023, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

TRINITY NEWELL
Notary Public - State of Florida
Commission # HH 408174
My Comm. Expires Jun 7, 2027

Signature: ______________________

Title: Managing Director

____
Notary Public

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______________________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

HCFP/CAPITAL MARKETS LLC

(A Wholly-owned Subsidiary of HCFP/Capital Markets Holdings LLC)

Statement of Financial Condition

December 31, 2023

(With Report of Independent Registered Public Accounting Firm Thereon)

HCFP/CAPITAL MARKETS LLC
(A Wholly-owned Subsidiary of HCFP/Capital Markets Holdings LLC)

Statement of Financial Condition

December 31, 2023

Table of Contents

LIEBMAN GOLDBERG & HYMOWITZ LLP
Certified Public Accountants
595 Stewart Avenue, Suite 420
Garden City, New York 11530

Tel (516) 228-6600
Fax (516) 228-6664

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Managing Member
of HCFP Capital Markets LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of HCFP Capital Markets LLC as of December 31, 2023, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of HCFP Capital Markets LLC as of December 31, 2023 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of HCFP Capital Markets LLC's management. Our responsibility is to express an opinion on HCFP Capital Markets LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to HCFP Capital Markets LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Liebman Goldberg & Hymowitz LLP

Liebman Goldberg & Hymowitz, LLP

We have served as HCFP Capital Markets LLC's auditor since November 9, 2022.

Garden City, NY

February 22, 2024

HCFP/CAPITAL MARKETS LLC
(A Wholly-owned Subsidiary of HCFP/Capital Markets Holdings LLC)

Statement of Financial Condition

December 31, 2023

Assets		
Cash	$	120,087
Accounts receivable		6,542
Total Assets	**$**	**126,629**
Liabilities and Members' Equity		
Accounts payable and other accrued expenses	$	7,062
Total Liabilities		**7,062**
Members' Equity		**119,567**
Total Liabilities and Members' Equity	**$**	**126,629**

See accompanying notes to financial statement.

(1) Organization

HCFP/Capital Markets LLC (the "Company") is a New York based broker-dealer registered with the U.S. Securities and Exchange Commission ("SEC") and a member of the Financial Industry Regulatory Authority, Inc. ("FINRA").

HCFP/Capital Markets LLC is an investment bank that provides innovative capital raising and strategic advisory services to clients across a wide range of industries.

The Company was formed on December 16, 2008 as a single member New York limited liability company. The Company is a wholly-owned subsidiary of HCFP/Capital Markets Holdings LLC (the "Parent").

(2) Summary of Significant Accounting Policies

(a) Basis of Preparation

The financial statement has been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP"). In preparing the financial statement in accordance with US GAAP, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statement and revenues and expenses during the reporting period. Actual results could differ from such estimates.

(b) Revenue Recognition and Revenue from Contracts with Customers

The Company recognizes revenue to depict the transfer of promised goods or services to clients in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five-step model to (a) identify the contract(s) with a client, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when the entity satisfies a performance obligation.

Underwriting revenues and private placement fees, are recorded when the underlying transaction is completed under the terms of the relevant agreement. Underwriting revenues arising from securities offerings in which the Company acts as an underwriter and are recorded on the trade date, which is typically the day of pricing of an offering, and private placement fees are recorded at the time the private placement is completed and the related income is reasonably determinable. The Company believes that the trade date is the appropriate point in time to recognize revenue for securities underwriting transactions as there are no significant actions which the Company needs to take subsequent to this date and the issuer obtains the benefit of the capital markets offering at that point. On final settlement these amounts are adjusted to reflect the actual transaction-related expenses and the resulting underwriting fee.

(2) Summary of Significant Accounting Policies (Continued)

(b) Revenue Recognition and Revenue from Contracts with Customers (Continued)

Advisory revenues primarily include fees related to financial and strategic advice. Advisory revenues are recognized when the transactions or the services (or, if applicable, separate components thereof) to be performed are substantially complete, the fees are determinable, and collection is reasonably assured. Revenue under these arrangements is typically recognized over the time in which the performance obligations are simultaneously provided by the company and consumed by the customer.

The Company receives transaction-based compensation from a third-party broker-dealer based on trades made by customers who were referred to such third-party broker-dealer by the Company. The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchase is identified, the pricing is agreed upon and the risk and rewards of ownership have been transferred to/from the customer. Revenue is recognized in the month the trade was completed based on the trade date. Payment from the third-party broker is received monthly, usually within 15 days of month end.

Security transactions and the related revenues and expenses are recorded on the trade date and are reflected in realized/unrealized gain/(loss) on the investments on the statements of operations. For the year ended December 31, 2023, the Company had a net unrealized loss in the amount of $3,245.

The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether the performance obligations are satisfied at a point in time or over time and when to recognize revenue based on the appropriate measure of the Company's progress under the contract.

(c) Fair Value of Investments

The Company carries its investments at fair value. Fair value is an estimate of the exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants (i.e. the exit price at the measurement date). Fair value measurements are not adjusted for transaction costs. A fair value hierarchy provides for prioritizing inputs to valuation techniques used to measure fair value into three levels:

Level 1 Unadjusted quoted prices in active markets for identical assets or liabilities.

Level 2 Inputs other than quoted market prices that are observable, either directly or indirectly, and reasonably available. Observable inputs reflect the assumptions market participants would use in pricing the asset or liability and are developed based on market data obtained from sources independent of the Company.

(2) Summary of Significant Accounting Policies (Continued)

(c) Fair Value of Investments (Continued)

Level 3 Unobservable inputs. Unobservable inputs reflect the assumptions that the Company develops based on available information about what market participants would use in valuing the asset or liability.

An asset's or liability's level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Availability of observable inputs can vary and is affected by a variety of factors. The Company uses judgement in determining fair value of assets and liabilities, and Level 3 assets and liabilities involved greater judgement than Level 1 or Level 2 assets or liabilities.

(d) Cash and Cash Equivalents

The Company considers its investments in financial instruments acquired with maturities of less than 90 days to be cash equivalents. At December 31, 2023, the Company had no cash equivalents.

(e) Income Taxes

The Company is a single-member limited liability company wholly-owned by the Parent and is a disregarded entity for federal and state income tax purposes. As such, the Company's income or losses are included in the Parent's tax returns for the year ended December 31, 2023.

The Company recognizes tax benefits or expenses of uncertain tax positions in the year such determination is made when the position is "more likely than not" to be sustained, assuming examination by tax authorities. At December 31, 2023, the Company has no material unrecognized tax benefits.

(f) Concentration of Credit Risk

The Company's cash in bank accounts which, at times may exceed federally insured limits. The Company is subject to credit risk to the extent any financial institution with which it conducts business is unable to fulfill its contractual obligations on its behalf.

(g) Credit Losses

The Company measures credit losses on financial instruments in accordance with Accounting Standards Update ("ASU") No. 2016-13 that requires management's measurement of the current expected credit loss ("CECL") to be based on a broader range of reasonable and supportable information for lifetime credit loss estimates including historical experience, current conditions, and reasonable and supportable forecasts.

(3) Investments

At December 31, 2023, the Company owned an underwriter's purchase option to acquire 5,900 shares of common stock of a publicly-traded company with a fair value of $0. Such investment is classified as a level 2 security.

(4) Regulatory Requirements

As a registered broker-dealer, the Company is subject to Uniform Net Capital Rule 15c3-1 of the SEC, which requires that the Company maintain the greater of minimum net capital, as defined, of $100,000 or 6-2/3% of aggregate indebtedness. Net capital and aggregate indebtedness change day to day, but as of December 31, 2023, the Company had net capital of $113,025 which was $13,025 in excess of its required minimum net capital of $100,000. The Company's ratio of aggregate indebtedness to net capital was 0.62 to 1.

The Company is considered a Non-Covered Firm under Footnote 74 of Rule 17a-5 under the Securities Exchange Act of 1934 and as such is not subject to any Rule 15c3-3 requirements.

(5) Related Party Transactions

Related party transactions consist of the following:

(a) *Transactions with Parent*

For the year ended December 31, 2023, the Parent made capital contributions, in cash, to the Company of $4,750. The Company made no distributions to its Parent during the year ended December 31, 2023. The Company entered into an expense sharing agreement with the Parent on July 1, 2018 whereby the Parent provides services including, but not limited to, staff, office, insurance, and technology. For the year ended December 31, 2023, the Company incurred $254,566 of expenses under the expense sharing agreement, of which $175,841 was accepted as additional capital contributions by the Parent in lieu of cash payment. Such expenses are included in compensation, occupancy, and other operating expenses in the statement of operations.

(6) Commitments and Contingencies

Legal proceedings, claims, and litigations may arise in the ordinary course of business. However, the Company is not the subject of any legal proceedings, claims or litigations that in the opinion of management would have a material adverse effect on the Company's financial position, results of operations, or liquidity.

(7) Liquidity and Funding

The Company's revenue fluctuates throughout the year based on the timing of when revenue is earned. The Company relies upon its cash resources and its Parent's financial capacity to manage its expenses due to any such fluctuation. The Parent has evaluated the Company's ability to meet its obligations and intends to continue to provide funding to the Company if and when needed at its discretion for a period of one year from the date this financial statement was issued.